Exhibit (a)(9)

                            Georgeson & Company Inc.

From:          CDSI Holding Corporation
               c/o Welsh, Carson, Anderson & Stowe
               320 Park Avenue
               New York, New York 10022

For Release:   Immediately

Contact:       Chuck Garske
               Georgeson & Company, Inc.
               (212) 440-9800

                CDSI ACQUISITION CORP. COMMENCES $20.25 PER SHARE
                   TENDER OFFER FOR CONTROL DATA SYSTEMS, INC.

     NEW YORK, July 15, 1997 . . . CDSI HOLDING CORPORATION, a corporation formed at the direction of Welsh, Carson, Anderson & Stowe, announced today that its wholly-owned subsidiary, CDSI Acquisition Corp., has commenced its previously announced cash tender offer at $20.25 per share, net to seller without interest, for all outstanding shares of common stock of Control Data Systems, Inc. (NASDAQ NMS: CDAT). The Offer is being made by the Offer to Purchase and related Letter of Transmittal which are being mailed to holders of common stock.

     The Offer is subject to, among other conditions, there being validly tendered and not withdrawn at least 51% of the fully diluted common stock of Control Data Systems pursuant to the Offer. Two investment funds affiliated with WCAS have committed to provide or cause to be provided up to $300 million of financing in connection with the Offer and the Merger.

     Following a successful consummation of the Offer, CDSI Acquisition will be merged into Control Data Systems and stockholders will receive $20.25 in cash for each share of Control Data Systems common stock in the Merger.

     The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, August 11, 1997, subject to extension.

     J.P. Morgan & Co. is acting as Dealer Manager in connection with the Offer and Georgeson & Company, Inc. is acting as Information Agent.